Exhibit 10.2

Summary of 2020 Non-Employee Director Compensation Program
IHS Markit Ltd.
Effective December 1, 2019
Director Compensation

Our nonemployee directors receive compensation for their service on our Board of Directors, subject to and in accordance with the IHS Markit Ltd. Non-Employee Director Equity Compensation Policy (the “Director Compensation Policy”).

Beginning December 1, 2019, each of our nonemployee directors will receive annual cash retainers and equity awards, as described in the table below. The cash retainers received by the nonemployee directors may be converted into deferred stock units.

Annual Director Compensation	$
Board Retainer	90,000
Lead Independent Director Retainer	50,000
Committee Chair Retainer:	30,000
Annual Equity Award (1)	180,000
(1)    On the day of the Company’s annual general meeting of shareholders each year, each nonemployee director shall receive an award consisting of restricted stock units whose underlying shares shall have, on the date of grant, a fair market value equal to $180,000. Such awards will vest on the earlier to occur of: (i) the date of the first annual general meeting of shareholders occurring in the fiscal year immediately following the grant date and (ii) the first anniversary of the grant date, unless the Board expressly determines otherwise. Directors may choose to defer receipt of the shares underlying the restricted stock units until after their termination of service.

Non-Employee Director Compensation (cash and equity) shall be prorated for any partial period of service in accordance with the Director Compensation Policy.

All equity awards for nonemployee directors will be issued pursuant to the IHS Markit Ltd. 2014 Equity Incentive Award Plan and the Director Compensation Policy.

We provide liability insurance for our directors and officers. In addition, our nonemployee directors are reimbursed for reasonable expenses.